Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxingdong Street
Laizhou, Shandong Province
The People’s Republic of China

September 8, 2008

Tia Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re:	Shandong Zhouyuan Seed and Nursery Co., Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 333-52472

Dear Ms. Jenkins:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Shandong Zhouyuan Seed and Nursery Co., Ltd. (the “Company”) dated August 7, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for year ended December 31, 2007

Item 8A. Disclosure Controls and Procedures, page 14

Staff Comment 1. Please revise to provide the disclosures required by Item 307 of Regulation S-B.

Response: The disclosure on page 14 under the heading “Item 8A. Controls and Procedures” has been amended as required by Item 307 of Regulation S-B.

Financial Statements

Notes to Financial Statements

Note 1—Organization and Operations, F-7

Staff Comment 2. It appears from your disclosure that Infolink Pacific Limited (“Inforlink”) is deemed the primary beneficiary of Shandong Zhouyuan Seed and Nursery Co., Ltd. (“Zhouyuang”) as a result of the Trust and Indemnity Agreements which provides Infolink a 60% beneficial interest in the shares of Zhouyuan resulting in Zhouyuan being consolidated under the guidance of FIN 46(R). This appears to be inconsistent with the presentation within the financial statements which appears to present the operations and equity structure of Zhouyuan on a stand-alone basis adjusted for the recapitalization with Pingchuan Pharmaceutical that occurred in January 2007 and your disclosure which states the transaction was accoutnted for on a basis similar to a reorganization between entities under common control. Please clarify or advise.

In response to the Comment 2, please find the Company structure as following:

1.	Business combination of Infolink and Zhouyuan
Infolink consolidated Zhouyuan under the guidance of FIN 46 (R). Because the majority shareholders of Infolink and Zhouyuan were substantially the same, the business combination of Infolink and Zhouyuan has accounted for on a basis similar to reorganization between entities under common control. Accordingly, Infolink consolidated Zhouyuan’s historical financial date prior to acquiring 60% beneficial interest in Zhouyuan.

2.	Business combination of Pingchuan and Infolink

The merger of Pingchuan with Infolink results in a capital transaction accounted for as a reverse merger. The transaction was treated for accounting purposes as a recapitalization of the accounting acquirer (Infolink) and a reorganization of the accounting acquiree (Pingchuan). Accordingly, the historical financial statements presented prior to the merger are the historical financial statements of Infolink, which includes Infolink’s variable interest entity, Zhouyuan.

Exhibits, page 46

Staff Comment 3. We note that June 8, 2007 you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of Regulation S-B.

Response: A current consent in accordance with Item 601 of Regulation S-B has been filed with Amendment No. 1 to Form 10-KSB on Form 10-K for the year ended December 31, 2007.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely, /s/ Wang Zhigang Wang Zhigang Chief Executive Officer

Enclosures
CC:	Alisande M. Rozynko
Crone Rozynko LLP